14048621

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53268

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HA&W Strategic Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Five Concourse Parkway, Suite 1000
(No. and Street)

Atlanta	GA	30328
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nick Bhandari (404) 898-8246
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

225 South Sixth Street, Suite 2300	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9D 3/19

CA 3/21/14

OATH OR AFFIRMATION

I, Nick Bhandari, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HA&W Strategic Partners, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HEATHER ELLISE ANDERSON
MY COMMISSION EXPIRES
NOTARY PUBLIC
JULY 30, 2016
FULTON COUNTY, GEORGIA

Signature

Managing Director
Title

Heather Ellise Anderson
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HA&W STRATEGIC PARTNERS, LLC

Atlanta, Georgia

FINANCIAL STATEMENTS

Including Independent Auditors' Report

As of and for the Years Ended December 31, 2013 and 2012

BAKER TILLY

Candor. Insight. Results.

HA&W STRATEGIC PARTNERS, LLC

Atlanta, Georgia

FINANCIAL STATEMENTS

Including Independent Auditors' Report

As of and for the Years Ended December 31, 2013 and 2012

HA&W STRATEGIC PARTNERS, LLC

TABLE OF CONTENTS
As of and for the Years Ended December 31, 2013 and 2012

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

INDEPENDENT AUDITORS' REPORT

Member and Board of Directors
HA&W Strategic Partners, LLC
Atlanta, Georgia

Report on the Financial Statements

We have audited the accompanying financial statements of HA&W Strategic Partners, LLC (the "Company"), which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of operations, member's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HA&W Strategic Partners, LLC as of December 31, 2013 and 2012 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information on page 9 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 26, 2014

HA&W STRATEGIC PARTNERS, LLC

STATEMENTS OF FINANCIAL CONDITION
As of December 31, 2013 and 2012

ASSETS

	2013	2012
CASH	$ 158,049	$ 130,192
COMMISSIONS RECEIVABLE	14,621	41,369
TOTAL ASSETS	$ 172,670	$ 171,561

LIABILITIES AND MEMBER'S EQUITY

	2013	2012
LIABILITIES		
Accrued expenses	$ 6,280	$ 7,083
Total Liabilities	6,280	7,083
MEMBER'S EQUITY	166,390	164,478
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 172,670	$ 171,561

See accompanying notes to financial statements.

HA&W STRATEGIC PARTNERS, LLC

STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2013 and 2012

	2013	2012
REVENUES	$ 343,755	$ 716,888
EXPENSES	96,643	112,781
NET INCOME	$ 247,112	$ 604,107

See accompanying notes to financial statements.

HA&W STRATEGIC PARTNERS, LLC

STATEMENTS OF MEMBER'S EQUITY
For the Years Ended December 31, 2013 and 2012

BALANCE, December 31, 2011	$ 249,366
Distributions to member	(688,995)
2012 net income	604,107
BALANCE, December 31, 2012	164,478
Distributions to member	(245,200)
2013 net income	247,112
BALANCE, December 31, 2013	$ 166,390

See accompanying notes to financial statements.

HA&W STRATEGIC PARTNERS, LLC

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2013 and 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 247,112	$ 604,107
Adjustments to reconcile net income to net cash flows from operating activities:		
Changes in operating assets and liabilities:		
Commissions receivable	26,748	4,929
Accrued expenses	(803)	1,259
Net Cash Flows from Operating Activities	273,057	610,295
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments of forgivable loan	-	(321,036)
Distributions to member	(245,200)	(688,995)
Net Cash Flows from Financing Activities	(245,200)	(1,010,031)
Net Change in Cash	27,857	(399,736)
CASH - Beginning of Year	130,192	529,928
CASH - END OF YEAR	$ 158,049	$ 130,192
Supplemental cash flow disclosures		
Cash paid for interest	$ -	$ 24,023

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

HA&W Strategic Partners, LLC (the Company) was organized in Georgia as a limited liability company on August 15, 1999. The Company offers money management services to the public. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

Cash

The Company maintains its cash in financial institutions and money market mutual funds. The balances, at times, may exceed federally insured limits.

Commissions Receivable

Commissions receivable are unsecured and no allowance for doubtful accounts is considered necessary by management as of December 31, 2013 and 2012.

Revenue Recognition

Commission income is recorded on a trade-date basis.

Income Taxes

The Company is not a taxpaying entity for federal and state income tax purposes. The Company's taxable income or loss is taxed on the sole member's income tax returns. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for the years before 2010. The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statements of operations.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Related Party

The Company has an agreement with HA&W Capital Partners, LLC (parent), the sole member, to pay a percentage of shared expenses. Shared overhead costs are allocated based on the Company's revenue as a percentage of the parent's total revenue. Shared expenses incurred by the Company were $75,360 and $56,640 for the years ended December 31, 2013 and 2012. Accrued expenses as of December 31, 2013 and 2012 were $6,280 and $4,720 and were comprised primarliy of shared expenses owed to the parent. Direct broker-dealer expenses are paid by the Company.

NOTE 3 - Forgivable Loan Payable

In January 2011, a broker advanced an unsecured forgivable loan of $385,243 to the Company to offset expenses associated with the transfer of business from the previous broker. The Company changed broker-dealer relationships and repaid the outstanding loan balance and accrued interest in February 2012.

NOTE 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. As of December 31, 2013 and 2012, the Company had net capital of $166,232 and $143,796, which was $161,232 and $138,796 in excess of its required net capital of $5,000 for each year. The Company's net capital ratio was 0.04 to 1 and 0.05 to 1 as of December 31, 2013 and 2012.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2013 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(1) exemption.

NOTE 5 - Subsequent Events

The Company has evaluated subsequent events occurring through February 26, 2014, the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.

SUPPLEMENTARY INFORMATION

HA & W STRATEGIC PARTNERS, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2013

COMPUTATION OF NET CAPITAL

Total member's equity	$ 166,390
Total non-allowable assets	(158)
Net capital before haircuts on securities positions	166,232
Haircuts on securities positions	-
Net capital	$ 166,232

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ 6,280

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 5,000
Excess net capital at 1,500 percent	$ 161,232
Excess net capital at 1,000 percent	$ 165,604
Ratio: Aggregate indebtedness to net capital	.04 to 1

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Governors
HA&W Strategic Partners, LLC
Atlanta, Georgia

In planning and performing our audit of the financial statements of HA&W Strategic Partners, LLC (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies. 1) There is a lack of segregation of duties in the accounting department. Additionally, there are no controls in place to compensate for the lack of segregation of duties. Without appropriate segregation of duties, or compensating controls within the accounting department, it is possible the Company may not be able to successfully prevent an error or misstatement from occurring. 2) The Company did not maintain documentation related to the computation of net capital on at least a monthly basis. Without completion of a monthly net capital calculation, the Company will not be able to accurately ascertain net capital compliance on a continuous basis. We communicated these in writing to management and the sole member on February 26, 2014.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 26, 2014

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

HA&W Strategic Partners, LLC
Five Concourse Parkway
Suite 1000
Atlanta, Georgia 30328

In planning and performing our audit of the financial statements of HA&W Strategic Partners, LLC (the "company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the company's internal control over financial reporting (internal control) as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we do not express an opinion on the effectiveness of the company's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and was not designed to identify all deficiencies in internal control that might be material weaknesses or significant deficiencies and, therefore, material weaknesses or significant deficiencies may exist that were not identified. However, as discussed below, we identified certain deficiencies in internal control that we consider to be significant deficiencies.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. We consider the following deficiencies in the company's internal control to be significant deficiencies:

- There is a lack of segregation of duties in the accounting department. Additionally, there are no controls in place to compensate for the lack of segregation of duties. Without appropriate segregation of duties, or compensating controls within the accounting department, it is possible the company may not be able to successfully prevent an error or misstatement from occurring.

- It was noted the company did not maintain documentation related to the computation of net capital on at least a monthly basis. Without completion of a monthly net capital calculation, the company will not be able to accurately ascertain net capital compliance on a continuous basis.

This communication is intended solely for the information and use of management, the Board of Governors, and others within the organization, and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 26, 2014

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

The Board of Governors
HA&W Strategic Partners, LLC
Five Concourse Parkway
Suite 1000
Atlanta, Georgia 30328

Thank you for using Baker Tilly Virchow Krause, LLP ("Baker Tilly") as your auditor.

We have completed our audit of the financial statements of HA&W Strategic Partners, LLC (the "company") for the year ended December 31, 2013, and have issued our report thereon dated February 26, 2014. This letter presents communications required by our professional standards.

Our Responsibility under Auditing Standards Generally Accepted in the United States of America

The objective of a financial statement audit is the expression of an opinion on the financial statements. We conducted the audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform our audit to obtain reasonable, rather than absolute, assurance about whether the financial statements prepared by management with your oversight are free of material misstatement, whether caused by error or fraud. Our audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit does not relieve management or the Board of Governors of their responsibilities.

As part of the audit we obtained an understanding of the entity and its environment, including internal control, sufficient to assess the risks of material misstatement of the financial statements and to design the nature, timing and extent of further audit procedures. The audit was not designed to provide assurance on internal control or to identify deficiencies in internal control.

Planned Scope and Timing of the Audit

We performed the audit according to the planned scope and timing previously communicated to you in our phone conversation on August 27, 2013.

<u>Significant Findings</u>

Qualitative Aspect of Accounting Policies

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by HA&W Strategic Partners, LLC are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2013.

We noted no transactions entered into by the company during the year that were both significant and unusual, and of which, under professional standards, we are required to inform you, or transactions for which there is a lack of authoritative guidance or consensus.

Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected.

The disclosures in the financial statements are neutral, consistent, and clear.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. There were no misstatements identified.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditors' report. We are pleased to report that no such disagreements arose during the course of our audit.

Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters. If a consultation involves application of an accounting principle to the company's financial statements, or a determination of the type of auditors' opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Management Representations

We have requested certain representations from management that are included in the management representation letter. This letter has been provided to you.

Independence

We are not aware of any relationships between Baker Tilly and the company that, in our professional judgment, may reasonably be thought to bear on our independence.

Relating to our audit of the financial statements of HA&W Strategic Partners, LLC for the year ended December 31, 2013, Baker Tilly hereby confirms that we are, in our professional judgment, independent with respect to the company in accordance with the Code of Professional Conduct issued by the American Institute of Certified Public Accountants. We provided no services to the company other than audit services provided in connection with the audit of the current year's financial statements.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Other Matters

With respect to the supplementary information accompanying the financial statements, we made certain inquiries of management and evaluated the form, content, and methods of preparing the information to determine that the information complies with U.S. generally accepted accounting principles, the method of preparing it has not changed from the prior period, and the information is appropriate and complete in relation to our audit of the financial statements. We compared and reconciled the supplementary information to the underlying accounting records used to prepare the financial statements or to the financial statements themselves.

This information is intended solely for the use of the Board of Governors and management of HA&W Strategic Partners, LLC and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 26, 2014

an independent member of
BAKER TILLY
INTERNATIONAL